UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      -------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _____)*

                             Aurizon Mines Ltd.
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                              (Name of Issuer)

                      Common Stock, without par value
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                       (Title of Class of Securities)

                                 05155P106
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                               (CUSIP Number)

                               April 17, 2002
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          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]   Rule 13d-1(b)
                  [X]   Rule 13d-1(c)
                  [ ]   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                        --------------------------
CUSIP NO. 05155P106                     13G              PAGE 2 OF 8 PAGES
-----------------------------                        --------------------------

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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              9115-5036 Quebec Inc.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) [ ]
       (b) [ ]

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  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Quebec, Canada
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                           5   SOLE VOTING POWER
       NUMBER OF
         SHARES                5,997,053
                         ------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ------------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 5,997,053
                         ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,997,053,  consisting  of (i)  4,372,053  shares of Common Stock and
       (ii) warrants to purchase 1,625,000 shares of Common Stock.

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  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                        [ ]

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             Approximately 9.3%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                     CO
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

-----------------------------                           -----------------------
CUSIP NO. 05155P106                     13G                 PAGE 3 OF 8 PAGES
-----------------------------                           -----------------------

-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Cambior Inc.
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) [ ]
       (b) [ ]

-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Quebec, Canada
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF
         SHARES                5,997,053
                         ------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ------------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 5,997,053
                         ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,997,053,  consisting  of (i)  4,372,053  shares of Common Stock and
       (ii) warrants to purchase 1,625,000 shares of Common Stock.

-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                       [ ]

-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             Approximately 9.3%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                     CO
-------------------------------------------------------------------------------

                                SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER:

                  Aurizon Mines Ltd. (the "Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  510 Burrard Street, Suite 900
                  Vancouver, British Columbia V6C 3A8

ITEM 2(a).  NAME OF PERSON FILING:

                  This Schedule 13G is filed by and on behalf of 9115-5036 Quebec Inc. ("9115-5036"), and its sole shareholder, Cambior Inc. ("Cambior").

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  9115-5036 is located at 1 Place Ville-Marie, Unit 4000, 40th Floor, Montreal, QC J4K 5G4. Cambior is located at 1111, Saint-Charles St. West, East Tower, Suite 750, Montreal, QC J4K 5G4.

ITEM 2(c).  CITIZENSHIP:

                  9115-5036 and Cambior are Quebec corporations.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                  Common Stock, without par value  (the "Common Stock"),

ITEM 2(e).  CUSIP NUMBER:

                  05155P106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
                 U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

            (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP

            The information reported herein is current as of the date of this filing and is based on a representation of the Issuer that as of February 24, 2003, there were approximately 63,200,000 shares of Common Stock outstanding.

       9115-5036

       (a) Amount beneficially owned: 5,997,053, consisting of (i) 4,372,053 shares of Common Stock and (ii) warrants to purchase 1,625,000 shares of Common Stock which are exercisable at any time until June 30, 2003.

       (b) Percent of class: Approximately 9.3% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act).

       (c) Number of shares as to which the person has:

            (i)    Sole power to vote or to direct the vote: 5,997,053

            (ii)   Shared power to vote or to direct the vote:

            (iii)  Sole power to dispose or to direct the disposition of:
                   5,997,053

            (iv)   Shared power to dispose or to direct the disposition of:

       Cambior
       -------

       (a) Amount beneficially owned 5,997,053 consisting of (i) 4,372,053 shares of Common Stock and (ii) warrants to purchase 1,625,000 shares of Common Stock which are exercisable at any time until June 30, 2003.

       (b) Percent of class: Approximately 9.3% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act).

       (c) Number of shares as to which the person has:

            (i)    Sole power to vote or to direct the vote: 5,997,053

            (ii)   Shared power to vote or to direct the vote:

            (iii)  Sole power to dispose or to direct the disposition of:
                   5,997,053

            (iv)   Shared power to dispose or to direct the disposition of:

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 26, 2003

                                          9115-5036 Quebec Inc.


                                          By:/s/ Bryan A. Coates
                                             -------------------------------
                                          Name:  Bryan A. Coates
                                          Title: Vice President

                                          Cambior Inc.


                                          By:/s/ Bryan A. Coates
                                             -------------------------------
                                          Name:  Bryan A. Coates
                                          Title: Vice President, Finance & CFO

                                 EXHIBIT A
                                 ---------

                           JOINT FILING AGREEMENT
                           ----------------------

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:   March 26, 2003

                                          9115-5036 Quebec Inc.


                                          By:/s/ Bryan A. Coates
                                             -------------------------------
                                          Name:  Bryan A. Coates
                                          Title: Vice President

                                          Cambior Inc.


                                          By:/s/ Bryan A. Coates
                                             -------------------------------
                                          Name:  Bryan A. Coates
                                          Title: Vice President, Finance & CFO